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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2003

FAGE DAIRY INDUSTRY S.A.
(Translation of Registrant's name into English)

35, Hermou Street, 144 52 Metamorfossi, Athens, Greece
(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒                Form 40-F ☐

[Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also there by furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                No ☒

        This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Fage Dairy Industry S.A., a Greek société anonyme (the "Company" or "Fage"), for the fiscal quarter ended June 30, 2003. The Quarterly Report encloses a review, in English, of the Company's unaudited financial information and analysis for the second quarter as well as certain other information.

        The following unaudited financial statements in the opinion of the management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

        For a description of accounting policies see Notes to financial statements in Fage's 2002 annual report (FORM 20-F).

ii

FAGE DAIRY INDUSTRY S.A.
FORM 6-K

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

		Page
PART I	FINANCIAL INFORMATION
ITEM 1	-FINANCIAL STATEMENTS
	a—Consolidated Balance Sheets as of December 31, 2002 and June 30, 2003	1-2
	b—Consolidated Statements of Operations for the six months ended June 30, 2002 and 2003	3
	c—Consolidated Statements of Operations for the three months ended June 30, 2002 and 2003	4
	d—Consolidated Statement of Shareholders' Equity for the six months ended June 30, 2003	5
	e—Consolidated Statements of Cash Flows for the six months ended June 30, 2002 and 2003	6
	f—Notes to Consolidated Financial Statements	7-15
ITEM 2	-MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	16-21
ITEM 3	-QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	21-22
ITEM 4	-CONTROLS AND PROCEDURES	22
PART II	OTHER INFORMATION
ITEM 1	Legal Proceedings	23
ITEM 2	Changes in Securities and use of proceeds	23
ITEM 3	Defaults upon Senior Securities	23
ITEM 4	Submission of Matters to a Vote of Security Holders	23
ITEM 5	Other Information	23
ITEM 6	Exhibits and Reports on Form 8-K	23
SIGNATURES		24

iii

PART I

ITEM 1.a

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND JUNE 30, 2003
(Amounts in 000's of Euro and U.S. Dollars)

			UNAUDITED
		December 31, 2002
			June 30, 2003
	Notes	EUR	EUR	U.S.$
ASSETS
Current Assets
Cash and cash equivalents		7,866	5,540	6,435
Marketable securities	4	3,116	3,164	3,675
Accounts receivable	5	80,463	92,505	107,454
Less: Allowance for doubtful accounts	5	(7,453)	(7,602)	(8,830)

		73,010	84,903	98,624
Due from related companies	6	1,587	1,826	2,121
Inventories	7	23,482	31,962	37,127

Total current assets		109,061	127,395	147,982

Investments and Other Assets
Investments in and advances to affiliates	8	2,433	2,335	2,712
Other non-current assets	9	1,653	1,090	1,266

		4,086	3,425	3,978

Property, Plant and Equipment	9
Cost		154,824	165,056	191,729
Less: Accumulated depreciation		(63,420)	(67,695)	(78,634)

		91,404	97,361	113,095

Borrowing Costs	2
Cost		3,334	3,334	3,873
Less: Accumulated amortization		(2,453)	(2,620)	(3,043)

		881	715	830

Goodwill, resulting from consolidated subsidiaries	10	9,383	9,383	10,900

TOTAL ASSETS		214,815	238,279	276,785

        Exchange rate used for the convenience translation of the June 30, 2003, Euro amounts: U.S.$1.1616 to EUR 1.00

The accompanying notes are an integral part of these consolidated balance sheets.

PART I

ITEM 1.a

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — Continued
AS OF DECEMBER 31, 2002 AND JUNE 30, 2003
(Amounts in 000's of Euro and U.S. Dollars except per share data)

			UNAUDITED
		December 31, 2002
			June 30, 2003
	Notes	EUR	EUR	U.S.$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade accounts payable		48,211	49,985	58,063
Short-term borrowings	11	5,838	15,102	17,542
Due to related companies	6	7,850	14,982	17,403
Income taxes payable		6,512	6,490	7,539
Deferred income taxes		6,685	3,653	4,244
Other current liabilities	14	9,598	8,615	10,007

Total current liabilities		84,694	98,827	114,798

Long-Term Liabilities
Long-term debt, net of current maturities	12, 13	87,407	80,434	93,432
Staff retirement indemnities		1,401	1,486	1,726
Other long-term liabilities		3,079	2,555	2,968
Deferred income taxes		9,616	17,505	20,333

		101,503	101,980	118,459

Minority interests		52	45	53

Contingencies	15
Shareholders' Equity
Share capital, nominal value EUR 2,94 each at December 31, 2002 and June 30, 2003, (9,610,400 shares authorised, issued and outstanding at December 31, 2002 and June 30, 2003, respectively)		28,254	28,254	32,820
Reversal of revaluation gains		(22,396)	(22,396)	(26,015)
Retained earnings		23,078	31,872	37,022
Accumulated other comprehensive income		(370)	(303)	(352)

		28,566	37,427	43,475

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		214,815	238,279	276,785

        Exchange rate used for the convenience translation of the June 30, 2003, Euro amounts: U.S.$1.1616 to EUR 1.00

The accompanying notes are an integral part of these consolidated balance sheets.

PART I

ITEM 1.b

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003
(Amounts in 000's of Euro and U.S. Dollars, except share and per share data)
(UNAUDITED)

	2002		2003
	Notes	EUR	EUR	U.S.$
Net sales		159,592	173,175	201,160
Cost of sales		(97,976)	(106,934)	(124,215)

Gross profit		61,616	66,241	76,945
Selling, general and administrative expenses		(45,841)	(54,661)	(63,494)

Income from operations		15,775	11,580	13,451
Interest expense	2, 11, 12, 13	(5,360)	(4,091)	(4,752)
Foreign exchange gains (losses), net		12,170	7,997	9,289
Losses on equity investee		(272)	(98)	(114)
Other income (expenses), net		843	479	557

Income before income taxes and minority interests		23,156	15,867	18,431
Provision for income taxes		(9,797)	(7,080)	(8,225)

Income before minority interests		13,359	8,787	10,206
Minority interests		(54)	7	8

NET INCOME		13,305	8,794	10,215

Income per share, basic and diluted		1.38	0.92	1.06

Weighted average number of shares, basic and diluted		9,610,400	9,610,400	9,610,400

        Exchange rate used for the convenience translation of the June 30, 2003, Euro amounts: U.S.$1.1616 to EUR 1.00

The accompanying notes are an integral part of these consolidated statements.

PART I

ITEM 1.c

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2003
(Amounts in 000's of Euro and U.S. Dollars, except per share data)
(UNAUDITED)

	2002		2003
	Notes	EUR	EUR	U.S.$
Net sales		87,663	93,345	108,430
Cost of sales		(55,345)	(58,622)	(68,096)

Gross profit		32,318	34,723	40,334
Selling, general and administrative expenses		(26,181)	(31,526)	(36,621)

Income from operations		6,137	3,197	3,713
Interest expense	2, 11, 12, 13	(2,464)	(2,050)	(2,381)
Foreign exchange gains (losses), net		13,362	4,725	5,489
Gains (losses) on equity investee		(138)	63	73
Other income (expenses), net		465	303	352

Income before income taxes and minority interests		17,362	6,238	7,246
Provision for income taxes		(7,832)	(3,696)	(4,294)

Income before minority interests		9,530	2,542	2,952
Minority interests		(48)	11	13

NET INCOME		9,482	2,553	2,965

Income per share, basic and diluted		0.99	0.27	0.31

Weighted average number of shares, basic and diluted		9,610,400	9,610,400	9,610,400

        Exchange rate used for the convenience translation of the June 30, 2003, Euro amounts: U.S.$1.1616 to EUR 1.00

The accompanying notes are an integral part of these statements.

PART I

ITEM 1.d

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003
(Amounts in 000's of Euro and U.S. Dollars)
(UNAUDITED)

				RETAINED EARNINGS (DEFICIT)
	Comprehensive Income	Share Capital	Reversal of Revaluation Gains	Legal, Tax Free and Extraordinary Reserves	Accumulated Deficit	Total	Accumulated Other Comprehensive Income	Grand Total
Balance, December 31, 2002		28,254	(22,396)	23,931	(853)	23,078	(370)	28,566

Net income for the period	8,794	0	0	0	8,794	8,794	0	8,794
Foreign currencies translation	19	0	0	0	0	0	19	19
Unrealized losses on marketable securities	48	0	0	0	0	0	48	48

Comprehensive income	8,861

Balance, June 30, 2003		28,254	(22,396)	23,931	7,941	31,872	(303)	37,427

The accompanying notes are an integral part of this consolidated statement.

PART I
ITEM 1.e

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003
(Amounts in 000's of Euro and U.S. Dollars)
(UNAUDITED)

		2003
	2002 EUR
		EUR	U.S.$
Cash Flows from Operating Activities:
Net income	13,305	8,794	10,215
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	4,086	4,631	5,379
Deferred income taxes	5,561	4,857	5,642
Provision for personnel retirement cost	144	158	184
Provision for doubtful accounts receivable	275	150	174
Minority interests	54	(7)	(8)
Gain from sale of property, plant & equipment	(193)	(66)	(77)
Unrealised foreign exchange (gains) losses	(12,454)	(8,281)	(9,619)
Loss on investments	272	98	114
(Increase) Decrease in:
Accounts receivable	(8,607)	(12,042)	(13,988)
Due from related companies	20	(239)	(278)
Inventories	(5,026)	(8,480)	(9,850)
Increase (Decrease) in:
Trade accounts payable	1,362	1,774	2,061
Due to related companies	5,837	7,132	8,285
Income taxes payable	3,873	(22)	(26)
Other current liabilities	(364)	(836)	(971)
Payment of staff retirement indemnities	(28)	(73)	(85)
(Increase) decrease in other non-current assets	(262)	563	654

Net Cash from (used in) Operating Activities	7,855	(2,415)	(2,805)

Cash Flows from Investing Activities:
Capital expenditure for property, plant & equipment	(6,201)	(10,520)	(12,220)
Proceeds from sale of fixed assets	1,769	164	191
Net change in restricted cash	(196)	0	0
Purchase of marketable securities	(14)	0	0

Net Cash used in Investing Activities	(4,642)	(10,356)	(12,029)

Cash Flows from Financing Activities:
Net change in short-term borrowings	5,720	10,467	12,158
Repayment of long-term debt	(615)	0	0
Increase of share capital	37	0	0

Net Cash from Financing Activities	5,142	10,467	12,158

Effect of exchange rates changes on cash	18	(22)	(26)

Net increase (decrease) in cash and cash equivalents	8,373	(2,326)	(2,702)
Cash and cash equivalents at beginning of period	2,831	7,866	9,137

Cash and cash equivalents at end of period	11,204	5,540	6,435

Supplemental disclosures of Cash Flow Information:
Cash paid for:
—interest, net of amounts capitalized	5,485	3,995	4,640
—income taxes	361	2,245	2,608

        Exchange rate used for the convenience translation of the June 30, 2003, Euro amounts: U.S.$1.1616 to EUR 1.00

The accompanying notes are an integral part of these consolidated statements.

PART I
ITEM 1.f

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003

(Amounts in all tables and notes are presented in thousands of Euro unless otherwise stated)
(UNAUDITED)

BUSINESS INFORMATION:

        Fage Dairy Industry S.A., a corporation organized under the laws of the Hellenic Republic (also known as Greece), is the successor to a business founded in Athens in 1926 by the family of Mr. Athanassios Filippou, the father of the current shareholders, Messrs. Ioannis and Kyriakos Filippou. References to the "Company" or "Fage" include, unless the context indicates otherwise, Fage Dairy Industry S.A. and its consolidated subsidiaries.

        Through its extensive distribution network, the Company sells a wide range of branded dairy products, including yogurt and dairy desserts, milk and milk cream and cheese. All operating activities are conducted in Greece and the Company's products are sold under the FAGE® trademark.

        No single customer accounted for more than 10% of the consolidated net sales for the three and six months ended June 30, 2002 and 2003.

        The accompanying unaudited financial statements, in the opinion of the management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. Certain reclassifications have been made to June 30, 2002 consolidated financial statements to conform to the presentation in June 30, 2003 consolidated financial statements.

        For a full description of accounting policies see notes to financial statements for the year ended December 31, 2002.

1.     RECENTLY ISSUED ACCOUNTING STANDARDS:

        Recent Accounting Pronouncements:    Recent Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board ("FASB") are summarized as follows:

  (i)
  SFAS No. 143, "Accounting for Asset Retirement Obligations", relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operations or financial position.

  (ii)
  SFAS No. 145, In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, Amendment of FASB Statement No. 13, and Technical Corrections", which is effective for fiscal years beginning after May 15, 2002. This statement requires most gains and losses from extinguishment of debt to be presented as a gain or loss from continuing operations rather than as an extraordinary item. Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations, Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" will now be used to classify those gains and losses. This Statement also amends

    FASB No. 13, which requires that certain capital lease modifications be treated as a sale-leaseback transaction. The Company adopted SFAS No. 145 with respect to the presentation of gains or losses from continuing operations rather than as an extraordinary item. The adoption of SFAS No. 145 had no effect on the Company's consolidated financial statements.

  (iii)
  SFAS No. 146, In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring", and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS No. 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS No. 146 is applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Company during 2003 adopted SFAS No. 146 for exit or disposal activities. The adoption of SFAS No. 146 had no effect on the Company's consolidated financial statements.

  (iv)
  FASB Interpretation No. 45 ("FIN No 45"), In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other". FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are affective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of FIN No. 45 is not expected to have a significant effect on the Company's consolidated financial statements.

2.     DEFERRED CHARGES:

        The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on February 11, 1997, (see Note 13), including underwriting commissions, were capitalized as deferred charges and are being amortized on a straight-line basis over the term of the Notes. Amortization for the six months ended June 30, 2002 and 2003 totaled € 167 for each period and are included in interest expense in the accompanying consolidated statements of operations.

3.     TRANSLATIONS OF EURO AMOUNTS INTO U.S. DOLLARS:

        The Company's measurement and reporting currency,effective January 1, 2002, is the Euro. The translations of the Euro amounts into U.S. Dollars at the rate of US $1.1616 to € 1.00 are included solely for the convenience of the reader. This U.S. $ convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in Euro, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2003. The convenience translation should not be construed as representations that the Euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange. Included in foreign exchange gains (losses), net, for the six months ended June 30, 2002 and 2003 is an amount of € 10,537 and € 7,079, respectively, relating to unrealized foreign exchange gains (losses) of the Senior Notes referred to in Note 13. Included in foreign exchange gains (losses), net, for the three months ended June 30, 2002 and 2003 is an amount of € 11,582 and € 3,856, respectively, relating to unrealized foreign exchange gains (losses) of the Senior Notes referred to in Note 13.

4.     MARKETABLE SECURITIES:

        Equity securities at December 31, 2002 and June 30, 2003, include: (a) € 1,150 and € 1,143 respectively, representing the market value, as of those dates, of 139,831 preferred and 212,849 common shares, of Vis S.A. (a related company) representing approximately 7.1% of Vis S.A.'s authorized, issued and outstanding shares as of those dates, and (b) € 1,966 and € 2,021 representing the market value, as of those dates, of 420,000 shares of Hellenic Biscuit Company (a related company) representing approximately 0.9%, of Hellenic Biscuit Company's authorized, issued and outstanding shares.

        The above-mentioned investments have been classified as available for sale and are carried at their fair market value with the difference in the market values reflected in shareholders' equity. At December 31, 2002 and June 30, 2003, the cost of these investments in equity securities was € 3,521.

        There were no sales of equity securities for the six months ended June 30, 2002 and 2003.

        The change in net unrealized holding gain (loss) on available for sale equity securities for the six months ended June 30, 2002 and 2003 totaled €(336) and € 48, respectively.

5.     ACCOUNTS RECEIVABLE:

        Accounts receivable are analyzed as follows:

	December 31, 2002	June 30, 2003
		(Unaudited)
Trade:
-In Euro	64,882	74,447
-In foreign currencies	3,197	4,705

	68,079	79,152
-Less: allowance for doubtful accounts	(3,292)	(3,405)

	64,787	75,747

Other:
-Value added tax	4,486	5,023
-Prepaid taxes, other than income taxes	1,022	973
-Prepaid expenses	590	1,003
-Custom brokers	181	241
-Advances to suppliers	4,855	5,064
-Various debtors	1,250	1,049

	12,384	13,353
-Less: allowance for doubtful accounts	(4,161)	(4,197)

	8,223	9,156

	73,010	84,903

        The provision for doubtful accounts for the six months ended June 30, 2002 and 2003 totaled € 275 and € 150, respectively.

        The fair value of accounts receivable approximates the above recorded values.

        There was no write-off of accounts receivable or other debts during the first six months of 2002 and 2003.

        It is the Company's policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized.

6.     DUE FROM (TO) RELATED COMPANIES:

        Fage purchases goods and services from and makes sales of goods to certain related companies in the ordinary course of business. Such related companies consist of affiliates or companies, which have common ownership and/or management with Fage.

        Account balances with related companies are as follows:

	December 31, 2002	June 30, 2003
		(Unaudited)
Due from:
-Ioannis Nikolou ULP	1,214	1,455
-Sideris & Co	367	367
-Vis S.A.	6	4

	1,587	1,826

Due to:
-Aspect S.A.	3,669	6,973
-Mornos S.A.	2,263	3,657
-Iofil S.A.	729	1,631
-Palace S.A.	433	372
-Vihep S.A.	329	304
-Evga S.A.	168	1,715
-Bizios S.A.	259	2,330

	7,850	14,982

        Transactions with related companies for the six months ended June 30, 2002 and 2003 are analyzed as follows:

	Purchases from related parties		Sales to related parties
	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003
	(Unaudited)
Inventories, materials and supplies	17,932	20,743	1,924	2,090
Advertising and media	7,472	10,043	—	—
Commercial services	1,325	3,581	—	—

	26,729	34,367	1,924	2,090

        Purchases of inventories, materials and supplies from related parties, represented approximately 20% and 21% of Fage's total purchases of inventories, materials and supplies for the six months ended June 30, 2002 and 2003, respectively.

        Advertising, media buying and commercial services from related parties represented approximately 73% and 82% of Fage's total advertising and commercial costs for the six months ended June 30, 2002 and 2003, respectively.

7.     INVENTORIES:

        Inventories are analyzed as follows:

	December 31, 2002	June 30, 2003
		(Unaudited)
Merchandise	1,561	1,812
Finished and semi-finished products	8,898	16,458
Raw materials and supplies	7,566	9,300
Advance payments to suppliers for materials and supplies	5,457	4,392

	23,482	31,962

8.     INVESTMENTS IN AND ADVANCES TO AFFILIATES:

        The Company's investments are analyzed as follows:

	December 31, 2002	June 30, 2003
		(Unaudited)
Equity participation:
-Tyras S.A.	1,109	1,109
-Bizios S.A.	1,236	1,138
-Packing Hellas Development S.A.	88	88

	2,433	2,335

(i)
Tyras S.A. is a cheese producer, in which the Company has a 5.4% participation interest. The investment in Tyras is accounted for at cost.

(ii)
Bizios S.A. is a 45% owned cheese producer accounted for under the equity method.

(iii)
Packing Hellas Development S.A. is a packing material manufacturer in which the Company has a 8.82% participation interest.

        The Company's investments in Tyras S.A. and Packing Hellas Development S.A. are accounted for at cost, while its investment in Bizios S.A. is accounted for under the equity method. In this respect, losses of € 272 and € 98 have been recognized in the accompanying consolidated statements of operations for the six months ended June 30, 2002 and 2003, respectively.

9.     OTHER NON-CURRENT ASSETS:

        Other non-current assets are analyzed as follows:

	December 31, 2002	June 30, 2003
		(Unaudited)
Long-term notes receivable	1,968	1,683
Less: current maturities, included in trade accounts receivable	(731)	(1,023)

	1,237	660
Trademarks, net of amortization	81	66
Utility deposits	264	286
Other	71	78

	1,653	1,090

10.   GOODWILL, RESULTING FROM CONSOLIDATED SUBSIDIARIES:

        Goodwill reflected in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2002	June 30, 2003
		(Unaudited)
Food Hellas S.A.	1,755	1,755
Pindos S.A.	374	374
Voras S.A.	2,496	2,496
Xylouris S.A.	964	964
Ellenica S.R.L.	180	180
Tamyna S.A.	1,394	1,394
Agroktima S.A.	134	134
Iliator S.A.	31	31
Zagas S.A.	2,055	2,055

	9,383	9,383

        Foods Hellas S.A.:    Foods Hellas is owned 99.38% by Fage and the balance of 0.62% is owned in equal shares by the two shareholders of Fage. Foods Hellas is a distribution company with a network that covers Northern Greece.

        Fage acquired its participating interest in Foods Hellas in three tranches. The first (46.9%) was acquired in 1990 for a consideration of € 1,174 from a third party who had previously acquired the shares from Fage's present shareholders. The second tranche (37.5%) was acquired in 1992 and the third tranche (14.98%) was acquired in 2001 in each case, from Fage's present shareholders. Since January 1, 1998, the distribution network of Foods Hellas has been operated under the name of Fage.

        Pindos S.A.:    Fage acquired 100% of Pindos S.A. in seven tranches (51% in 1993, 19.6% in 1994, 11.2% in 1997, 12.09% in 1998, 2.22% in 1999, 1.37% in 2001 and 2.52% in 2002) for a total consideration of € 8,359. Pindos S.A. is a cheese producer in Ioannina.

        In September 1999 Foods Hellas S.A. acquired a 3.89% interest in Pindos S.A. for an amount of € 440. During 2001, Fage increased its participation in Pindos S.A. by 1.37% through an increase in share capital of Pindos S.A. of € 2,641 in which Food Hellas did not participate and as a result, its interest in Pindos S.A. was reduced to 2.52%. Additionally, in September 2002 Fage purchased from Foods Hellas S.A. its participation of 2.52% in Pindos S.A. for a consideration of € 207. Pindos S.A. merged into Fage Dairy Industry S.A. during 2002.

        Voras S.A.:    Fage acquired 100% of Voras S.A. in four tranches (45% in 1996, 25% in 1997, 5.5% in 1998 and 24.5% in 2002) for a total consideration of € 8,499. Voras S.A. is a milk producer in Amintaio. As of December 31, 2002, all assets of Voras S.A. have been transferred to Fage Dairy Industry S.A., and Voras S.A. is in the process of being liquidated.

        Xylouris S.A.:    Fage acquired its participating interest 68% in Xylouris S.A. in four tranches (35% in 1995, 12% in 1996, 4% in 1997 and 17% in 2002) for a total consideration of € 1,614. Xylouris is a cheese producer in Crete.

        Ellenika S.R.L.:    Ellenika is a 88.87% owned Italian distribution company. Fage acquired its participating interest in Ellenika in 1993 for a consideration of € 457.

        Tamyna S.A.:    Fage acquired 100% of Tamyna S.A. in five tranches (42.3% in 1996, 4.7% in 1997, 25.49% in 2000, 26.93% in 2001 and 0.58% in 2002) for a total consideration of € 4,845. Tamyna is a cheese producer in Aliveri. Tamyna S.A. merged into Fage Dairy Industry S.A. during 2002.

        Agroktima S.A.:    Fage acquired its participating interest of 99.33% in Agroktima in two tranches (33.24% in 1998 and 66.09% in 2000) for a total consideration of € 1,573. Additionally, in 2000, Foods Hellas S.A. acquired a 0.666% interest in Agroktima for an amount of € 12. Therefore, Fage obtained an additional (indirect) 0.57% interest in Agroktima and, from December 31, 2002, holds 99.996% of the company's outstanding shares. Agroktima is an agricultural and farm development company.

        Iliator S.A.:    The Company has a participation interest of 97% in Iliator S.A., a construction company.

        Zagas S.A.:    Zagas S.A. is a cheese producer in Agrinio. Fage acquired its participating interest of 98% on January 19, 2001, for a consideration of € 3,020. Additionally, in 2001 Foods Hellas S.A. acquired a 2% interest in Zagas S.A. for an amount of € 62. Therefore, Fage obtained an additional (indirect) 1.988% interest in Zagas S.A. and, from December 31, 2002, holds 99.988% of the company's outstanding shares. The results of this investment have been included in the Company's consolidated results of operations from the date of acquisition. The purchase of Zagas S.A. was accounted for under the purchase method of accounting.

11.   SHORT-TERM BORROWINGS:

        Short-term borrowings are draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit was € 38,262 and € 38,532 at December 31, 2002 and June 30, 2003, respectively, of which approximately € 32,424 and € 23,430, were unused as of the above dates.

        Short-term borrowings are denominated in Japanese Yen and are secured by the corporate guarantee of Fage Dairy Industry S.A.

        The weighted average interest rates on short-term borrowings as of December 31, 2002 and June 30, 2003, were as follows:

Currency	December 31, 2002	June 30, 2003
		(Unaudited)
Japanese Yen	2.48%	2.02%

        Interest on short-term borrowings for the six months ended June 30, 2002 and 2003, totaled € 680 and € 131 respectively, and for the three months ended June 30, 2002 and 2003 totaled € 383 and € 81, respectively and are included in interest expense in the accompanying consolidated statements of operations.

12.   LONG-TERM DEBT:

	December 31, 2002	June 30, 2003
		(Unaudited)
Long-term debt consists of:
Senior Notes, due 2007 issued on February 11, 1997. Interest on the Senior Notes is paid semi-annually in February and August, commencing August 1, 1997, at the rate of 9% per annum. The Senior Notes are redeemable, in whole or in part, at the option of the Company at any time at premiums that reduce over time (see Note 13).	87,407	80,434

        The fair value of the Company's long-term debt approximates the above-recorded values, generally due to their variable market rates.

        Interest expense (excluding Senior Notes interest expense which is disclosed in Note 13) for the six months ended June 30, 2002 and 2003 totaled € 11 and € 0, respectively, and for the three months ended June 30, 2002 and 2003 totaled € 3 and € 0, respectively, and are included in interest expense in the accompanying consolidated statements of operations.

        The Company's outstanding long-term debt at June 30, 2003, of € 80,434 is repayable on February 1, 2007, in one balloon installment.

13.   SENIOR NOTES DUE 2007:

        In February 1997, the Company completed the issuance of debt securities (Senior Notes) in the United States. The net proceeds of the offering of U.S.$ 114.6 million were used to repay outstanding obligations and for general working capital.

        The Senior Notes issued at an aggregate face amount of U.S.$ 120 million, with maturity date on February 1, 2007, bear interest at a rate of 9% per annum, payable semi-annually on each February 1 and August 1, and commenced on August 1, 1997. The Senior Notes are redeemable in whole or in part, at the option of the Company at any time on or after February 1, 2002.

        During 2000 the Company repurchased in privately negotiated transactions Senior Notes with an aggregate face amount of U.S. $17.4 million. The repurchased Senior Notes have been canceled.

        Interest expense (including amortization of borrowing costs) for the six months ended June 30, 2002 and 2003 totaled € 4,669 and € 3,960, respectively, and for the three months ended June 30, 2002 and 2003 totaled € 2,078 and € 1,969, respectively, and are included in interest expense in the accompanying consolidated statements of operations.

        The indebtedness evidenced by the Notes constitutes general unsecured senior obligation of Fage Dairy Industry S.A. and ranks pari passu in right of payment with all other senior indebtedness and will rank senior in right of payment to all subordinated indebtedness of Fage Dairy Industry S.A.

        The Senior Notes Indenture contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Fage Dairy Industry S.A. and its subsidiaries and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of Fage Dairy Industry S.A. and its subsidiaries to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture.

14.   OTHER CURRENT LIABILITIES:

        The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2002	June 30, 2003
		(Unaudited)
Taxes withheld:
Payroll	452	192
Third parties	434	373
Milk producers	61	74
Other	278	119

	1,225	758

Advances from customers	1,597	6

Accrued interest	3,243	3,067
Social security funds payable	1,274	763
Accrued and other liabilities	2,259	4,021

	6,776	7,851

TOTAL	9,598	8,615

15.   CONTINGENCIES AND COMMITMENTS:

        The Company is a party to various lawsuits and arbitration proceedings in the normal course of business. According to the Company's management and its legal advisors, all of the lawsuits will be settled without any material adverse effect on the Company's consolidated financial position or results of operations.

        Fage S.A. has been appointed as an official sponsor of the Olympic games held in Athens in the year 2004. The future commitment under the sponsorship agreement amounts to approximately € 3.1 million.

PART I

ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

        In the first six months of 2003, the total Greek market of white milk decreased by 1.3% in volume due to a continued decline of 4.7% in the large evaporated milk segment and a decline of 13.8% in the UHT sector. The fresh milk market also decreased significantly by 6.3% in the six months period compared to the same period last year, while the ESL milk sector increased by 41.5% due to new segment openings. Refrigerated chocolate milk decreased by 11.1% while the cream market remained the same. The yogurt market reflected an increase of 1.8% due to an increase in the branded segment by 2.9%. Desserts grew by 5.9%, while the volume of packaged cheese also increased by 4% over the same period.

        FAGE's white milk sales, both fresh and ESL, increased by 0.5% in volume in the first six months of 2003 over to the same period of 2002, performing better than the market decline. In mid May, the Company launched a new innovative milk in ESL segment under the GALA 10 brand name. It is a product with ten days shelf life. Due to this launch, FAGE experienced an increase of 30.7% in ESL sales volume. On the other hand, fresh and chocolate milk sales dropped by 13% and 6.2% respectively following the market trend. Milk creams performed a 4.3% increase in sales for the six months ended June 30, 2003 compared to six months ended June 30, 2002.

        FAGE's domestic yogurt volume sales increased by 2.5% in the first six months of 2003 over the same period last year, due to an increase of 9.6% in the strained segment. In April, the Company relaunched its SILOUET product line reversing a downward trend of sales. In addition, the toddler range under the Begin With Junior brand name was relaunched in June, 2003.

        Packaged cheese sales increased by 3.5% in volume for the first six months of 2003. In late June two products in slices were launched under the TRIKALINO brand name. Dessert sales increased by 6% in volume due to the two innovative products launched within the first quarter of 2003 under the Glykoutalies desserts line.

        Exports increased by 22% in volume, mainly due to exports of yogurt.

        Fage increased its prices by 3.5% on average in January 2003.

        In 2002, the Company retroactively applied EITF 01-09 and reflected trade support actions that are generally invoiced by customers as a deduction of sales rather than selling expenses. Such costs amounted to € 8,567 and € 10,514 for the six months ended June 30, 2002 and 2003, respectively and € 4,540 and € 6,487 for the three months ended June 30, 2002 and 2003, respectively. In addition, distribution costs incurred by the Company and provided to representatives as an allowance on sales were reflected as selling expenses. Such distribution costs amounted to € 13,120 and € 14,075 for the six months ended June 30, 2002 and 2003, respectively and € 6,953 and € 7,434 for the three months ended June 30, 2002 and 2003, respectively.

Results of Operations

        The following table sets forth, for the years indicated, certain items in the Company's consolidated income statements expressed as percentages of net sales:

	Six months ended June 30,		Three months ended June 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Net sales	100.0%	100.0%	100%	100%
Cost of sales	61.4	61.7	63.1	62.8

Gross profit	38.6	38.3	36.9	37.2
Selling, general and administrative expenses.	28.7	31.6	29.9	33.8

Income from operations	9.9	6.7	7.0	3.4
Interest expense	3.4	2.4	2.8	2.2
Foreign exchange gains (losses), net	7.6	4.6	15.2	5.1
Gains (losses)on equity investee	(0.1)	(0.1)	(0.2)	0.1
Other income (expenses), net	0.5	0.4	0.6	0.3

Income before income taxes and minority interests	14.5	9.2	19.8	6.7
Provision for income taxes	(6.1)	(4.1)	(8.9)	(4.0)

Income before minority interests	8.4	5.1	10.9	2.7
Minority interests	(0.1)	—	(0.1)	—

Net income	8.3%	5.1%	10.8%	2.7%

Six months ended June 30, 2003 compared to six months ended June 30, 2002

        Net sales.    Net sales for the six months ended June 30, 2003 were € 173.2 million ($ 201.2 million), an increase of € 13.6 million ($ 15.8 million), or 8.5%, from € 159.6 million ($ 185.4 million) for the six months ended June 30, 2002, representing a total volume increase of 1.8%. The increase was attributable to the factors discussed above under "General".

        Gross profit.    Gross profit for the six months ended June 30, 2003 was € 66.2 million ($ 76.9 million), an increase of € 4.6 million ($ 5.3 million), or 7.5%, from € 61.6 million ($ 71.6 million) for the six months ended June 30, 2002. This improvement is attributable to the factors discussed above under "General". Gross profit as a percentage of net sales for the six months ended June 30, 2003 decreased to 38.3% from 38.6% for the respective period of 2002. Cost of sales for the six months ended June 30, 2003 was € 106.9 million ($124.2 million), an increase of € 8.9 million ($ 10.3 million) or 9.1% from € 98.0 million ($ 113.8 million) for the six months ended June 30, 2002. Cost of sales as a percentage of net sales increased from 61.4% for the six months ended June 30, 2002 to 61.7% for the six months ended June 30, 2003.

        Selling, general and administrative expenses.    Selling, general and administrative expenses ("SG & A") for the six months ended June 30, 2003 were € 54.7 million ($ 63.5 million), an increase of € 8.9 million ($ 10.3 million), or 19.4%, from € 45.8 million ($ 53.2 million) for the respective period of 2002. SG & A as a percentage of net sales increased from 28.7% for the first six months of 2002 to 31.6% for the first six months of 2003, an increase of 10.1%. This increase was partly due to advertising expenses to support the new brand name GALA 10 launch and partly due to increased compensation of certain members of the Filippou family employed by the Company. The Company believes the amounts paid to members of the family are appropriate consideration for the services provided.

        Income from operations.    Income from operations for the six months ended June 30, 2003 was € 11.6 million ($ 13.5 million), a decrease of € 4.2 million ($ 4.9 million), or 26.6%, from € 15.8 million ($ 18.4 million) for the six months ended June 30, 2002. Income from operations as a percentage of net sales decreased from 9.9% in the first six months of 2002 to 6.7% in the first six months of 2003. This decrease was mainly due to the increased SG & A expense as above.

        Interest expense.    Interest expense for the six months ended June 30, 2003 was € 4.1 million ($ 4.8 million), a decrease of € 1.3 million ($ 1.5 million), or 24.1%, from € 5.4 million ($6.2 million) for the six months ended June 30, 2002. This decrease is mainly due to the revaluation of the Euro against the US dollar for the six months ended June 30, 2003 in comparison with the exchange rate for the respective period of 2002.

        Foreign exchange losses (gains), net.    Foreign exchange gains for the six months ended June 30, 2003 were € 8.0 million ($ 9.3 million) mainly due to the Senior Notes quarter end remeasurement. For the six months ended June 30, 2002 there were foreign exchange gains of € 12.2 million ($14.2 million).

        Losses on equity investee.    Losses on equity investee for the six months ended June 30, 2003 were € 0.1 million ($ 0.1 million). For the six months ended June 30, 2002 there were losses of € 0.3 million ($0.3 million).

        Other income (expenses), net.    Other income for the six months ended June 30, 2003 was € 0.5 million ($ 0.6 million). Other income for the six months ended June 30, 2002 was € 0.8 million ($ 0.9 million).

        Provision for income taxes.    The provision for income taxes for the six months ended June 30, 2003 was € 7.1 million ($ 8.2 million). For the six months ended June 30, 2002 the provision for income taxes was € 9.8 million ($ 11.4 million).

        Net income.    Net income for the six months ended June 30, 2003 was € 8.8 million ($ 10.2 million), a decrease of € 4.5 million ($ 5.2 million), or 33.8%, from € 13.3 million ($15.4 million), for the six months ended June 30, 2002.

Three months ended June 30, 2003 compared to three months ended June 30, 2002

        Net sales.    Net sales for the three months ended June 30, 2003 were € 93.3 million ($ 108.4 million), an increase of € 5.6 million ($ 5.8 million), or 6.4%, from € 87.7 million ($ 101.9 million) for the three months ended June 30, 2002. The increase was attributable to the factors discussed above under "General".

        Gross profit.    Gross profit for the three months ended June 30, 2003 was € 34.7 million ($ 40.3 million), an increase of € 2.4 million ($ 2.8 million), or 7.4%, from € 32.3 million ($ 37.5 million) for the three months ended June 30, 2002. This improvement is attributable to the factors discussed above under "General". Gross profit as a percentage of net sales for the three months ended June 30, 2003 increased to 37.2% from 36.9% for the respective period of 2002. Cost of sales for the three months ended June 30, 2003 was € 58.6 million ($ 68.1 million), an increase of € 3.3 million ($ 3.8 million) or 6.0% from € 55.3 million ($ 64.2 million) for the three months ended June 30, 2002. Cost of sales as a percentage of net sales increased from 63.1% for the three months ended June 30, 2003 to 62.8% for the three months ended June 30, 2002.

        Selling, general and administrative expenses.    Selling, general and administrative expenses ("SG & A") for the three months ended June 30, 2003 were € 31.5 million ($ 36.6 million), an increase of € 5.3 million ($ 6.2 million), or 20.2%, from € 26.2 million ($ 30.4 million) for the respective period of 2002. SG & A as a percentage of net sales increased from 29.9% for the three months ended June 30, 2002 to 33.8% for the three months ended June 30, 2003, an increase of 13.0%. This increase was partly due to advertising expenses to support the new brand name GALA 10 launch and partly due to increased compensation of certain members of the Filippou family employed by the Company. The Company believes the amounts paid to members of the family are appropriate consideration for the services provided.

        Income from operations.    Income from operations for the three months ended June 30, 2003 was € 3.2 million ($ 3.7 million), a decrease of € 2.9 million ($ 3.4 million), or 47.5%, from € 6.1 million ($ 7.1 million) for the three months ended June 30, 2002. Income from operations as a percentage of net sales for the three months ended June 30, 2003 decreased to 3.4% from 7.0% for the comparable period of 2002. This decrease was mainly due to the increased SG & A expense as above.

        Interest expense.    Interest expense for the three months ended June 30, 2003 was € 2.1 million ($ 2.4 million), a decrease of € 0.4 million ($ 0.5 million), or 16.0%, from € 2.5 million ($ 2.9 million) for the three months ended June 30, 2002. This decrease is mainly due to the revaluation of the Euro against the US dollar for the three months ended June 30, 2003 in comparison with the exchange rate for the respective period of 2002.

        Foreign exchange losses (gains), net.    Foreign exchange gains for the three months ended June 30, 2003 were € 4.7 million ($ 5.5 million) mainly due to the Senior Notes quarter end remeasurement. For the three months ended June 30, 2002 there were foreign exchange gains of € 13.4 million ($ 15.6 million).

        Gains (losses) on equity investee.    Gains on equity investee for the three months ended June 30, 2003 were € 0.1 million ($ 0.1 million). For the three months ended June 30, 2002 there were losses of € 0.1 million ($ 0.1 million).

        Other income (expenses), net.    Other income for the three months ended June 30, 2003 was € 0.3 million ($ 0.3 million). Other income for the three months ended June 30, 2002 was € 0.5 million ($ 0.6 million).

        Provision for income taxes.    The provision for income taxes for the three months ended June 30, 2003 was € 3.7 million ($ 4.3 million). For the three months ended June 30, 2002 the provision for income taxes was € 7.8 million ($ 9.1 million).

        Net income.    Net income for the three months ended June 30, 2003 was € 2.6 million ($ 3.0 million), a decrease of € 6.9 million ($ 8.0 million), or 72.6%, from € 9.5 million ($ 11.0 million), for the three months ended June 30, 2002.

Liquidity and Capital Resources

        The Company has historically funded its operations, capital expenditures and working capital requirements through a combination of cash flows from operations, short-term borrowings, long-term debt and capital lease obligations.

        Cash flows from operations can be impacted by the Company's extension of credit and the terms and collection of its receivables. The Company has established criteria for granting credit to customers, which are generally based upon the size of the customer's operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty (60) days after shipment. At each reporting period date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. It is the Company's policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized. Notwithstanding this, the Company does not consider its accounts receivable collection process to be delayed. Rather, the Company believes its cash management policies are effective in ensuring that the turnover of its accounts receivable and accounts payable are properly balanced within general business practices in Greece.

        Operating Activities.    Net cash used in operating activities for the six months ended June 30, 2003 was € 2.4 million ($ 2.8 million), a decrease of € 10.3 million ($ 12.0 million) compared to net cash from operating activities of € 7.9 million ($ 9.2 million) for the six months ended June 30, 2002, which mainly is due to a decrease in earnings and change in working capital.

        Investing Activities.    Net cash used in investing activities for the six months ended June 30, 2003 was € 10.4 million ($ 12.1 million), an increase of € 5.8 million ($ 6.7 million), from € 4.6 million ($ 5.3 million) for the six months ended June 30, 2002. Capital expenditures of € 10.5 ($ 12.2 million) were made in continued investments in Company's facilities in order to further realize operating efficiencies as discussed above under "General".

        Financing Activities.    Net cash from financing activities for the six months ended June 30, 2003 was € 10.5 million ($ 12.2 million) compared to net cash from financing activities of € 5.1 million ($ 5.9 million) for the six months ended June 30, 2002, mainly as a result of the short-term loan increase in 2003 of € 10.5 million ($ 12.2 million).

        Sources of Capital.    The Company funds its operating costs through cash from operations and short-term borrowings under various lines of credit maintained at several banks. At June 30, 2003, approximately € 23.4 million ($ 27.2 million) was available, see "Note 11 Short-Term Borrowings".

Contractual Obligations.

        Contractual obligations as June 30, 2003, were as follows:

		Payment Due In:
(stated in thousands of Euro)	Total	2003	2004-05	2006-07	after 2007
Long Term Debt	80,434	—	—	80,434	—
Operating Leases	2,926	533	1,765	589	39
Maturity of other long term payables	3,341	262	1,048	1,048	983

Total	86,701	795	2,813	82,071	1,022

Critical Accounting Policies.

        The Company maintains its accounting records and publishes its statutory financial statements following Greek tax and corporate regulations and has made certain out-of-book memorandum adjustments to these records to present the consolidated financial statements included in this report in accordance with U.S. generally accepted accounting principles. The preparation of consolidated financial statement in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company continually evaluates the policies and estimates it uses to prepare its consolidated financial statements. In general, the estimates are based on historical experience, information from third-party professionals and various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results may differ from those estimates made by management.

        The Company believes that of its accounting policies the following may involve a higher degree of judgment and complexity:

        Concentration of Credit Risk and Allowance for Doubtful Accounts:    Financial assets that potentially subject us to concentrations of credit risk are trade accounts receivable. Due to the large volume and diversity of our customer base, concentrations of credit risk with respect to trade accounts receivable are limited. At each reporting period, all accounts receivable are assessed on historical trends, statistical information and future expectations and a provision is recorded for the probable and reasonably estimable loss for these accounts. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of income for the reporting period.

        Property, Plant and Equipment:    Property, plant and equipment are stated at cost, net of subsidies provided by the Greek State, plus interest costs incurred during periods of construction based upon the weighted average borrowing rate. Repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying consolidated statements of income. For statutory reporting purposes, the Company was obliged to revalue its property, plant and equipment at various dates following the provisions of the respective mandatory tax laws. These revaluations have been reversed in the accompanying consolidated financial statements, after giving effect to the related deferred income taxes. The reversal of the net revaluation gains is reflected as a separate component of shareholders' equity.

        Impairment of Long-Lived Assets:    The U.S. Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long lived assets. The Company adopted SFAS No. 144 as of January 1, 2002, without any effect on the Company's financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use is recognized, when the estimate of undiscounted future cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset.

        Goodwill:    Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 20 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Company is no longer amortizing goodwill, and is instead testing it for impairment at least annually. Impairment loss is recognized when the estimated expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset.

        Income taxes:    Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are described in Fage's 2002 annual report (Form 20-F). These reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or on results from final review of our tax returns by the competent tax authorities.

ITEM 3—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

        Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations for the periods presented. Greece experienced inflation rates of 3.6% and 3.8% for the year 2002 and for the six months ended June 30, 2003, respectively.

Foreign Exchange Rate Fluctuation

        Substantially all of the Company's operations are conducted in Greece and, as a result, the Company's operating results depend on the prevailing economic conditions in Greece. Furthermore, substantially all of the Company's revenues since January 1, 2002 are in euros. The Senior Notes are denominated in dollars and will require the Company to make all principal and interest payments thereon in dollars. As a result, the Company may be subject to significant foreign exchange risks.

        The Company's functional currency is the euro. At each balance sheet date, all monetary assets and liabilities denominated in other currencies, including the Senior Notes, are adjusted to reflect the then current exchange rate. The resulting decrease or increase is reflected on the Company's income statement as foreign exchange loss or gain.

ITEM 4—CONTROLS AND PROCEDURES

        An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of June 30, 2003 was carried out by the Company under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Subsequent to the date of the most recent evaluation of the Company's internal controls, there were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART II

ITEM 1—LEGAL PROCEEDINGS

        No material changes have emerged with respect to the legal proceedings in which the Company is involved and which are incidental to the conduct of its business. The Company does not believe that the outcome of any of these legal proceedings will have a material adverse effect on the business, financial condition or prospects of the Company.

ITEM 2—CHANGES IN SECURITIES AND USE OF PROCEEDS

        None

ITEM 3—DEFAULTS UPON SENIOR SECURITIES

        None

ITEM 4—SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

        None

ITEM 5—OTHER INFORMATION

        None

ITEM 6—EXHIBITS AND REPORTS ON FORM 8-K

        None

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece.

FAGE DAIRY INDUSTRY S.A.
Date: August 8, 2003	By:	/s/ KYRIAKOS FILIPPOU Chairman of the Board
Date: August 8, 2003	By:	/s/ IOANNIS FILIPPOU Chief Executive Officer and Director
Date: August 8, 2003	By:	/s/ CHRISTOS KOLOVENTZOS Chief Financial Officer

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FAGE DAIRY INDUSTRY S.A. FORM 6-K INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
  PART I
  ITEM 1.a
  PART I
  ITEM 1.a
  PART I
  ITEM 1.b
FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003 (Amounts in 000's of Euro and U.S. Dollars, except share and per share data) (UNAUDITED)
  PART I
  ITEM 1.c
FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2003 (Amounts in 000's of Euro and U.S. Dollars, except per share data) (UNAUDITED)
  PART I
  ITEM 1.d
FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003 (Amounts in 000's of Euro and U.S. Dollars) (UNAUDITED)
  PART I ITEM 1.e
FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003 (Amounts in 000's of Euro and U.S. Dollars) (UNAUDITED)
  PART I ITEM 1.f
  PART I
  ITEM 3—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 4—CONTROLS AND PROCEDURES
  PART II
  ITEM 1—LEGAL PROCEEDINGS
  ITEM 2—CHANGES IN SECURITIES AND USE OF PROCEEDS
  ITEM 3—DEFAULTS UPON SENIOR SECURITIES
  ITEM 4—SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS
  ITEM 5—OTHER INFORMATION
  ITEM 6—EXHIBITS AND REPORTS ON FORM 8-K
SIGNATURES